23002563

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-1369 |

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Putnam Retail Management Limited Partnership

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 Federal Street
(No. and Street)

| Boston | MA | 02110 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Robert Ettinger | 617-760-1632 | robert_ettinger@putnam.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

| 200 Berkeley Street | Boston | MA | 02116 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/20/2003 | 34 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**OATH OR AFFIRMATION**

I, Robert Ettinger, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Putnam Retail Management Limited Partnership, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Vice President & Controller

[signature]
Notary Public

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Deloitte.

**Deloitte & Touche LLP**
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Officers and Partners of
Putnam Retail Management Limited Partnership

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Putnam Retail Management Limited Partnership (the "Partnership") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

The financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

### Emphasis of Matter

As discussed in Notes 1, 2, 6 and 9, the Partnership has significant transactions with and allocations to and from its Parent and its affiliates. This financial statement may not necessarily be indicative of the financial position had the Partnership operated as an unaffiliated partnership.

Deloitte & Touche LLP

February 27, 2023
We have served as the Partnership's auditor since 1989.

**PUTNAM RETAIL MANAGEMENT LIMITED PARTNERSHIP**

**STATEMENT OF FINANCIAL CONDITION**

**DECEMBER 31, 2022**

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 48,757,794 |
| Accounts receivable from mutual funds for distribution plans | | 26,317,641 |
| Accounts receivable from Parent and affiliates, net (Note 9) | | 13,183,144 |
| Prepaid expenses and other assets | | 3,453,644 |
| Total Current Assets | | 91,712,223 |
| Intangible assets, net (Note 4) | | 460,687 |
| Property and equipment, net (Note 5) | | 376,972 |
| Deferred income taxes, net (Note 6) | | 1,344,145 |
| **TOTAL ASSETS** | $ | 93,894,027 |
| **LIABILITIES AND PARTNERS' CAPITAL** | | |
| Liabilities | | |
| Accounts payable and accrued expenses | $ | 8,548,526 |
| Commissions payable for distribution plans | | 14,463,793 |
| Accrued compensation and employee benefits | | 4,447,008 |
| Total Liabilities | $ | 27,459,327 |
| Partners' Capital | | 66,434,700 |
| **TOTAL LIABILITIES AND PARTNERS' CAPITAL** | $ | 93,894,027 |

The accompanying notes are an integral part of this financial statement.

## (1) ORGANIZATION

Putnam Retail Management Limited Partnership (the "Partnership" or "PRM") is a 99% owned subsidiary of Putnam U.S. Holdings I, LLC ("Holdings", or "PUSH I"), which is a wholly indirectly-owned subsidiary of Putnam Investments, LLC (the "Parent" or "Putnam") and a 1% owned subsidiary of Putnam Retail Management GP, Inc., a wholly owned subsidiary of Holdings (the "Partners"). The Parent is a majority indirectly-owned subsidiary of Great-West Lifeco Inc. ("Lifeco"). The U.S. dollar ($) is the functional and presentation currency of the Partnership.

The Partnership is a registered broker dealer whose primary business is the underwriting, sale and distribution of shares of Parent-sponsored mutual funds (the "Funds"), which are managed by Putnam Investment Management, LLC ("PIM"), an affiliate of the Partnership, within the United States of America. The Partnership's revenue is largely dependent on the continued sale of the Funds' shares and the total value and composition of assets of the Funds, which include domestic and international equity and debt assets. Accordingly, fluctuations in financial markets and in the composition of assets under management affect revenue and results of operations.

The Partnership, its Parent and its affiliates have significant interdependencies, as described in Notes 2, 6 and 9. The accompanying financial statement has been prepared from the separate records maintained by the Partnership and may not be indicative of the financial position that would have existed if the Partnership had been operated as an unaffiliated company.

## (2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Accounting Estimates

This financial statement is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require management to make significant judgements involving estimates and assumptions regarding the potential outcome of litigation and other matters that affect the reported amounts in the financial statement and related disclosures. Actual results could differ from these estimates.

### Cash and Cash Equivalents

Cash and cash equivalents consist of two money market accounts and a certificate of deposit. Cash equivalents have original maturities of three months or less on the date of acquisition and are carried at fair value. All cash equivalents are considered level 1 assets and are readily convertible to cash.

### Right of Setoff

Intercompany receivables and payables are offset, and the net amount is presented in the Statement of Financial Condition. This presentation is used because the Partnership and its Parent and affiliates owe each other a determinable amount, the Partnership intends to set off the amount owed, and the Partnership has the right to offset which is enforceable by law under a Putnam Master Netting Agreement.

### Prepaid Expenses and Other Assets

Included in prepaid expenses are expenses that are capitalized and subsequently amortized over the period that benefits are received.

**Fair Value Measurements**

The Partnership follows Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurement* ("ASC 820"). In accordance with ASC 820, fair value is defined as the price that the Partnership would receive upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market of the investment. ASC 820 established a three-tier hierarchy for measuring fair value and enhancing disclosure. The three-tier hierarchy of inputs is summarized in the three broad levels listed below:

- Level 1 - observable, unadjusted quoted market prices in active markets for identical assets or liabilities at the reporting date. Assets classified as Level 1 include the time deposit and money market sweep account.
- Level 2 - other significant observable inputs, including quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities that are not active, and inputs other than quoted prices that are observable or corroborated by observable market data.
- Level 3 - one or more significant inputs that are not based on observable market inputs and include situations where there is little, if any, market activity for the asset or liability.

There were no financial assets and liabilities categorized as Level 2 or 3 and no transfers between levels during the period.

**Property and Equipment, Net**

Property and equipment is recorded at cost less accumulated depreciation. Additions, renewals, and betterments of fixed assets are capitalized. The Partnership annually reviews the carrying value of property and equipment for impairment, or more frequently if events or changes indicate that the carrying value of assets may not be recoverable. There have been no property and equipment impairments or events that would indicate impairment as of December 31, 2022.

**Intangible Assets, Net**

The Partnership capitalizes certain costs related to software developed for internal use as intangible assets, which are amortized on a straight-line basis over the lesser of five years or the estimated useful life. Amortization of the capitalized costs commences when the software is ready for its intended use. Capitalized software assets are evaluated for impairment at least annually, or if events or changes indicate that the carrying value of the software assets may not be recoverable. Software assets deemed unsuitable for implementation, or obsolete, are expensed upon such determination.

**Distribution Fees Receivable**

Distribution fees owed to the Partnership by the Funds at the reporting date are recorded as Accounts receivable from mutual funds for distribution plans on the Statement of Financial Condition.

**Distribution Fees Payable**

Distribution costs owed by the Partnership at the reporting date are recorded as Commissions payable for distribution plans on the Statement of Financial Condition.

**Income Taxes**

The Partnership has elected to be taxed as a corporation under U.S. tax law. As such the Partnership and Parent participate in a written agreement ("Tax Sharing Agreement") with a U.S. affiliate of Lifeco, with which it files consolidated federal and certain combined state income tax returns. The U.S. affiliate assumes ultimate responsibility for the payment of all federal and state income taxes in accordance with federal and state and local laws with respect to consolidated and/or combined returns. The Partnership is responsible for all taxes on separately filed returns. The Partnership accounts for income taxes on the modified separate return method on its separate company financial statement. Under this method, current and deferred tax expense or benefit is determined on a separate return basis, based on the financial position as presented herein, but consideration is given to taxable income or losses from other members of the affiliated group in evaluating the realizability of its deferred tax assets ("DTAs"). The Partnership measures DTAs using tax rates expected to be in effect when the differences reverse. A valuation allowance is provided against DTAs when it appears more likely than not that those assets will not be realized. Additionally, the Partnership does not record unrecognized tax benefits where no uncertain tax positions exist in the consolidated tax filings.

The method of settling income tax payables and receivables among the U.S. consolidated group is subject to the Tax Sharing Agreement, whereby settlement is made on a modified separate return basis (i.e. the amount that would be due to or from the jurisdiction had an actual separate company return been filed) except for the current utilization of any net operating losses and other tax attributes by members of the affiliated group which can lead to receiving a payment when none would be received from the jurisdiction had a separate company return been required.

The Partnership is included in the consolidated financial statements of the Parent. In accordance with the cash management policy between the Parent and the Partnership, the Partnership shall pay to, or receive from, the Parent an amount equal to the total provision or benefit for income taxes that the Partnership discloses on its financial statement related to consolidated tax returns filed with the Parent. Settlement is made via an intercompany transaction with the Parent. The income tax balances reflected within the intercompany accounts are periodically settled at the separate company rate via a contribution from, or a distribution to, the Parent.

The calculation of the Partnership's tax liabilities involves uncertainties in the application of complex tax laws and regulations in a multitude of jurisdictions. ASC 740, *Income Taxes* ("ASC 740") states that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits.

The Partnership (1) records unrecognized tax benefits as liabilities in accordance with ASC 740 and (2) adjusts these liabilities when the Partnership's judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Partnership's current estimate of the unrecognized tax benefit liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is available.

## (3) RISK MANAGEMENT

The Partnership has policies relating to the identification, measurement, monitoring, mitigating and controlling of risks associated with financial instruments. The key risks related to financial instruments

are credit risk, liquidity risk and market risk (interest rate and equity). These risks have been outlined below. Management is responsible for establishing capital management procedures for implementing and monitoring the capital plan. The Board of Directors of the Parent reviews and approves all material capital transactions undertaken by management.

**(a) Credit Risk**

Credit risk is the risk for financial loss resulting from the failure of debtors making payments when due. The Partnership regularly reviews its credit exposure from each counterparty. The Partnership monitors its credit risk management policies continuously to evaluate their effectiveness. These policies include, but are not limited to, dealing only with creditworthy counterparties and obtaining sufficient collateral, where appropriate, as a means of mitigating the risk of financial loss from defaults. The maximum credit exposure is the carrying value of the assets on the Statement of Financial Condition, net of any allowances for losses. There are no allowances as of December 31, 2022.

**(b) Liquidity Risk**

Liquidity risk is the risk that the Partnership will not be able to meet all cash outflow obligations as they come due. The following policies and procedures are in place to manage this risk:

- The Partnership closely manages operating liquidity through cash flow matching of assets and liabilities.
- The Partnership has the financial support of its Parent, which maintains a $300,000,000 revolving credit agreement with a consortium of banks.
- The Partnership does not have a significant amount of financial assets that are past due at December 31, 2022.
- The Partnership anticipates that its financial liabilities will mature within the next fiscal year.

**(c) Market Risk**

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market factors, which include two types of risk for the Partnership: interest rate risk and equity risk.

(i) Interest Rate Risk

Interest rate risk exists if asset and liability cash flows are not closely matched and interest rates change causing a difference in value between the asset and liability. The Partnership, through instruction from the Parent, monitors interest rate risk by regularly assessing this risk and establishing policies and practices to protect against the adverse effects of these potential exposures. The Partnership's primary exposures to interest rate risk arise from revenue earned by the Partnership that is dependent on the debt portfolios of PIM sponsored funds.

(ii) Equity Risk

Equity risk is the uncertainty associated with the valuation of assets arising from changes in equity markets. The Partnership, through instruction from the Parent, has investment policy guidelines in place that provide for prudent investment in equity markets with clearly defined limits to mitigate price risk. The Partnership's primary exposure to equity risk arises from

revenue earned by the Partnership that is dependent on the equity portfolios of PIM sponsored funds.

### (4) INTANGIBLE ASSETS, NET

Intangible assets, net are recorded at cost and consist of the following as of December 31, 2022:

| | Purchased software | Internally developed software |
|---|---|---|
| **COST** | | |
| Balance, Beginning of Year | $ 26,563 | $ 9,236,679 |
| Acquisitions | 360,000 | — |
| Balance, End of Year | 386,563 | 9,236,679 |
| **ACCUMULATED AMORTIZATION** | | |
| Balance, Beginning of Year | $ 26,563 | $ 8,994,429 |
| Amortization | 24,000 | 117,563 |
| Balance, End of Year | 50,563 | 9,111,992 |
| **NET CARRYING AMOUNT** | | |
| Balance, End of Year | $ 336,000 | $ 124,687 |

### (5) PROPERTY AND EQUIPMENT, NET

Property and equipment, net is recorded at cost and consists of the following as of December 31, 2022:

| | |
|---|---|
| **COST** | |
| Balance, Beginning of Year | $ 223,101 |
| Acquisitions | 235,390 |
| Balance, End of Year | 458,491 |
| **ACCUMULATED DEPRECIATION** | |
| Balance, Beginning of Year | $ 35,336 |
| Depreciation | 46,183 |
| Balance, End of Year | 81,519 |
| **NET CARRYING AMOUNT** | |
| Balance, End of Year | $ 376,972 |

## (6) INCOME TAXES

The following table identifies the major components of deferred income taxes, net as of December 31, 2022:

| | | As of December 31, 2022 |
|---|---|---|
| Equity compensation | $ | 2,027,922 |
| Other | | 70,099 |
| Total deferred tax assets | $ | 2,098,021 |
| | | |
| Prepaid dealer commissions | $ | (673,280) |
| Other | | (80,596) |
| Total deferred tax liabilities | $ | (753,876) |
| | | |
| **Deferred income taxes, net** | **$** | **1,344,145** |

As of December 31, 2022, the Partnership does not have any unrecognized tax benefits. The Parent's U.S. Federal and State and the Partnership's state tax filings are subject to adjustment or examination by the relevant tax authorities for tax years ending December 31, 2007 and thereafter.

## (7) NET CAPITAL REQUIREMENTS

As a registered broker/dealer, the Partnership is subject to the U.S. Securities and Exchange Commission's ("SEC") and the Financial Industry Regulatory Authority's ("FINRA") regulations and operating guidelines, including Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Exchange Act"), which requires the Partnership to maintain a minimum amount of Net Capital, as defined by SEC Rule 15c3-1, equal to the greater of $25,000 or 6-2/3% of Aggregate Indebtedness, as defined by SEC Rule 15c3-1.

The Partnership's net capital, as computed pursuant to SEC Rule 15c3-1, was $35,109,581 at December 31, 2022, which was greater than the required net capital of $1,830,623 by $33,278,958. The ratio of aggregate indebtedness to net capital at December 31, 2022 was 0.78 to 1.

## (8) EXEMPTION FROM RESERVE AND SECURITY CUSTODY REQUIREMENTS PURSUANT TO SEC RULE 15c3-3

The Partnership does not claim an exemption under paragraph (k) of 17 C.F.R.§ 240.15c3-3 and files its exemption report relying on Footnote 74 of SEC Release No. 34-70073 (adopting amendments to 17 C.F.R. § 240.17a-5), as it does not introduce customer accounts, hold funds or securities for, or owe money or securities to, customers, and does not carry PAB accounts.

## (9) TRANSACTIONS WITH PARENT AND AFFILIATES

The Partnership has significant interdependencies with its Parent and its affiliates, which are described below. The Partnership is responsible for and has established processes to identify all related parties and to disclose all significant transactions involving related parties.

**Accounts Receivable from Parents and affiliates, net**

The Partnership instructs third-parties to remit cash directly to the Parent or affiliates and instructs the Parent to disburse cash on its behalf. The receivables or payables on the Statement of Financial Condition represent amounts for which the Parent has yet to pay or receive on the Partnership's behalf. The Parent also allocates certain expenses to the Partnership. Accounts receivable from Parent and affiliates, net represents the net of intercompany transactions between the Partnership, the Parent and affiliates due to (i) the above-mentioned receipt and payment of cash by the Parent on its behalf, (ii) the recording of allocated expenses and service fees, and (iii) the previously described Tax Sharing Agreement. As of December 31, 2022, the Partnership had a net intercompany receivable balance of $13,183,144 which is included in Accounts receivable from Parent and affiliates, net in the Statement of Financial Condition. The Partnership has an agreement with the Parent where if the Partnership at any point has a net intercompany payable balance, the Parent will forgive the debt. There was no forgiveness of debt as of December 31, 2022.

Intercompany balances due from/(to) Parent and affiliates as of December 31, 2022 is comprised of the following:

| | | As of December 31, 2022 |
|---|---|---|
| **Non-interest bearing, unsecured receivable/(payable)** | | |
| Due to PUSH I | $ | (24,700,438) |
| Due from PIM | | 34,147,918 |
| Due from The Putnam Advisory Company, LLC ("PAC") | | 3,735,664 |
| **Total accounts receivable from Parent and affiliates, net** | **$** | **13,183,144** |

## (10) COMMITMENTS AND CONTINGENCIES

From time to time, the Partnership is subject to legal actions, including class actions, arising in the normal course of business. It is not expected that any of these legal actions will have a material adverse effect on the financial position of the Partnership. In addition, the Partnership receives inquiries, including requests for documents and information, in the course of its business from various state and federal regulators inquiring about certain of the Partnership's policies and procedures. Each of these matters is handled in the ordinary course of business. The Partnership fully responds to these requests and fully cooperates with all regulatory inquiries, and there are no such matters pending that the Partnership believes could have a material adverse effect on its financial position.

**(11) SUBSEQUENT EVENTS**

The Partnership evaluated subsequent events and transactions occurring after December 31, 2022 through February 27, 2023, the date this financial statement was issued.

The Partnership is not aware of any subsequent events which would require recognition or disclosure in the financial statement.